United States securities and exchange commission logo





                              August 12, 2022

       Jagi Gill
       Chairman and Chief Executive Officer
       Viveon Health Acquisition Corp.
       3953 Holcomb Bridge Road
       Suite 200
       Norcross, GA 30092

                                                        Re: Viveon Health
Acquisition Corp.
                                                            Registration
Statement on From S-4
                                                            Filed July 13, 2022
                                                            File No. 333-266123

       Dear Dr. Gill:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed July 13, 2022

       Questions and Answers About the Proposals
       Q: Why is Viveon proposing the Business Combination Proposal?, page 6

   1. Please highlight here and elsewhere, where appropriate, the material differences in the terms and prices of
securities issued at the time of the initial public offering as compared to the Subscription
Warrants. We note Rom Papadopoulos participated in the Subscription
                                                        Agreements. Disclose if
any other of the SPAC   s sponsors, directors, officers or their
                                                        affiliates participated
in the Subscription Agreements. We note your disclosure on page
                                                        222 that Subscription
Warrant holders may require the Company to purchase all or a portion of their
warrants at a purchase price of $5.00 for each share into which such warrants are
convertible while public warrant holders do not appear to have such a right to
 Jagi Gill
FirstName  LastNameJagi
Viveon Health  AcquisitionGill
                           Corp.
Comapany
August  12, NameViveon
            2022         Health Acquisition Corp.
August
Page 2 12, 2022 Page 2
FirstName LastName
         put their warrants back to the company. Please explain how the Subscription Agreements would comply with the requirements of Rule 14e-5 under the Exchange Act. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure
         Interpretation Question 166.01 in your response. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the
         Subscription Warrants as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Q: What interests do Viveon's current executive officers and directors have in the Business
Combination?, page 9

2.       Please revise here to discuss the interests of Viveon   s current
executive officers and
         directors in the Business Combination rather than cross referencing to a different section of the proxy statement/prospectus.
Summary of the Proxy Statement/Prospectus, page 17

3. We note your disclosure on page 6 that there are currently 5,032,874 Viveon public shares outstanding. Please disclose in the summary that based on the amount of cash in the trust account of $51.6 million as of March 31, 2022, an aggregate of 419,141 Viveon public shares may be redeemed and still enable you to have sufficient cash to satisfy the minimum cash condition under the Merger Agreement, as referenced on page 26. If applicable, discuss in the summary risks related to the potential waiver by Suneva or further amendment of the minimum cash condition. Please also disclose in the summary that the business combination could be approved with the vote of only 813 additional public shares, as referenced on page 64.
Suneva Medical Inc. , page 18

4.       Revise to discuss here Suneva   s history of net losses and
accumulated deficit. With regard
         to your product portfolio, revise to discuss the extent to which Suneva acts as distributor for third-party products. Additionally, please revise to provide equally prominent disclosure concerning competition you face in the medical aesthetics industry, as referenced on page 178.
Risks Related to Suneva's Business and Industry, page 35

5. Please add a risk factor discussing the risks associated with the alleged breach of the Neauvia North America, Inc. agreement, as referenced on page 173. Worldwide economic and market conditions, an unstable economy, a decline in consumer demand . . . ., page 37

6. We note your risk factor indicating that inflation could affect demand for your products.
         Please expand your disclosure to discuss whether recent inflationary pressures have
 Jagi Gill
FirstName  LastNameJagi
Viveon Health  AcquisitionGill
                           Corp.
Comapany
August  12, NameViveon
            2022         Health Acquisition Corp.
August
Page 3 12, 2022 Page 3
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         materially impacted your operations. In this regard, identify the types of inflationary
         pressures you are facing and how your business has been affected.
We have received a notice of default regarding our minimum purchase obligations under our distribution agreement with Aurasten/Bimini., page 43

7. Please revise the last sentence of this risk factor as it appears to be an incomplete statement as currently drafted.
Risks Related to Viveon and the Business Combination
Our officers and directors may have a conflict of interest in supporting the Business Combination
.. . . ., page 62

8. Revise to include here that Rom Papadopoulos may put his Subscription Warrants back to the company at a price of $5.00 per share following the business combination.
If our Sponsor, directors, officers, advisors and their affiliates elect to purchase shares from stockholders . . . ., page 64

9. We note your disclosure here and elsewhere that your Sponsor, directors, officers, advisors, and their affiliates may purchase shares from stockholders in privately negotiated transactions. In particular, you disclose here that they may pay a premium for such shares while other shareholders may not receive such a premium. Please explain how such transactions would comply with the requirements of Rule 14e-5 under the Exchange
         Act and the guidance provided by Tender Offer Rules and Schedules Compliance and
         Disclosure Interpretation Question 166.01.
Risks Related to New Suneva
New Suneva's Proposed Charter will provide that the Court of Chancery of the State of Delaware
.. . . ., page 76

10. We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please ensure that the exclusive forum provision in your governing documents states this clearly.
Proposal 1 The Business Combination Proposal
Background of the Business Combination, page 90

11. Revise the background section to disclose in greater detail the process by which other potential alternatives were eliminated by the Viveon board. Additionally, please explain what substantive criteria the Viveon board considered in its search for an acquisition target rather than list generic attributes such as a target that could benefit from access to
         additional capital,    as referenced on page 90. As drafted, there is
little discussion of the
         process by which all other potential targets were eliminated during the period from the initial public offering to July 2021.
 Jagi Gill
FirstName  LastNameJagi
Viveon Health  AcquisitionGill
                           Corp.
Comapany
August  12, NameViveon
            2022         Health Acquisition Corp.
August
Page 4 12, 2022 Page 4
FirstName LastName
12. We note the projections provided to Viveon assumed a concurrent acquisition and that these discussions were terminated before the Merger Agreement was executed. Please revise this section to disclose when the discussions to complete a concurrent acquisition were terminated and the impact of this development on the negotiations and the Viveon board's determination to approve the terms of the Business Combination. We note your disclosure on page 99 that certain developments occurred subsequent to the preparation of the projections. Explain how these events were considered by the Viveon board generally and specifically with regard to the valuation of Suneva.
13. We note your disclosure on page 93 that Viveon would use its best efforts to complete a
         PIPE financing of $50 million. Please revise here to further discuss Viveon's efforts in obtaining the PIPE financing and the status of the PIPE financing at the time the Merger
         Agreement was signed.
14. Please revise your disclosure to explain how the negotiations progressed and how the
         Viveon board arrived at a valuation for Suneva of $250 million. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Viveon board. We note your reference to a public company comparable analysis on page 93. Revise to describe the underlying methodology, selection criteria, companies selected and conclusions of such analysis.
15. We note your disclosure that Viveon engaged numerous firms to act as financial advisor in connection with the business combination, including Truist Securities, Inc., SVB
         Leerink LLC, William Blair & Co. LLC, Oppenheimer and Co., Inc. Clear Think Capital
         LLC, Chardan Capital Markets, B. Riley Financial Inc., Cantor Fitzgerald Inc., Ladenburg
         Thalmann and Co., Inc. and Commenda Capital Inc. Please explain in detail the advisory work performed by each such advisor. If applicable, describe the analyses performed and information provided to the board by such parties.
Viveon Board of Directors' Reasons for the Approval of the Business Combination, page 95

16. Please revise here to quantify aggregate fees and expenses to date associated with completing the Business Combination as well as the total estimated fees and expenses, if available. State separately the aggregate fees and expenses payable to the firms engaged by Viveon to act as financial advisor.
17. Please revise to present a factual description of the reasons for the recommendation of the
         Viveon board and remove disclosure indicating that the Viveon board s reasons for approving the merger constitute forward-looking statements.
Projected Financial Information, page 98

18. Please clarify here and in the Background of the Business Combination section when the projections were provided to the Viveon board. You state on page 98 that the projections were prepared on February 4, 2022, which is subsequent to the signing of the Merger
         Agreement. Please revise your disclosure here to expand your discussion of estimates and
 Jagi Gill
Viveon Health Acquisition Corp.
August 12, 2022
Page 5
         assumptions with respect to industry performance, competition, economic, and market conditions to include the specific assumptions made and risks to those assumptions.
19. We note on slide 21 of the December 2021 Investor Presentation included as an exhibit to your January 13, 2022 Form 8-K that you state projected 2022 EBITDA of a positive number appearing to be in the low to mid-single digit millions. We also note your projected EBITDA for the same period on page 99 of the proxy statement/prospectus in the amount of (7.8) million. Please explain the inconsistency and revise as appropriate, or otherwise advise.
20.      We note your discussion of Suneva   s financial projections cross
references the Cautionary
         Note Regarding Forward-Looking Statements, which claim the safe harbors of the United
         States Private Securities Litigation Reform Act of 1995. Given that the availability of the safe harbors in a de-SPAC transaction is unsettled, with no definitive case law,
         Commission statement, or language in the legislative history, please revise to acknowledge the legal uncertainty of reliance on the safe harbors.
21.      We note your disclosure on page 93 that Viveon   s valuation analysis
included a projection
         for Suneva   s 2022 revenue. Please revise to disclose the
projections, the underlying
         quantitative and qualitative assumptions used to generate the projections and risks to those assumptions.
Interests of Viveon's Directors and Officers and Others in the Business Combination, page 109

22. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
23. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
24. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
25.    Please revise here and elsewhere as appropriate to discuss Rom
Papadopoulos    loan to
FirstName LastNameJagi Gill
       Viveon and the Subscription Warrants he holds. Disclose the total potential payment you
Comapany
       will NameViveon
            be obligated toHealth
                            make Acquisition  Corp.
                                   to Mr. Papadopoulos  if he chooses to
exercise his right to have
Augustthe
        12,company
            2022 Pagepurchase
                       5       all 200,000 of his warrants.
FirstName LastName
 Jagi Gill
FirstName  LastNameJagi
Viveon Health  AcquisitionGill
                           Corp.
Comapany
August  12, NameViveon
            2022         Health Acquisition Corp.
August
Page 6 12, 2022 Page 6
FirstName LastName
26. We note that Chardan Capital Markets performed additional services after the initial public offering and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify here the aggregate fees payable to
         Chardan that are contingent on completion of the business combination. Information About Suneva
Material Agreements, page 172

27. Please revise to address the following in your material agreements disclosure:
             Provide the duration terms for the Healeon Medical, Inc., Aurastem Technologies,
             LLC, Puregraft, LLC, Sanwell Medical Equipment Co. Ltd., and Neauvia North
             America, Inc. agreements;
             disclose the jurisdictions where your distribution rights are exclusive and non-
             exclusive for the Healeon Medical, Inc., Aurastem Technologies, LLC, and Puregraft,
             LLC agreements;
             disclose whether the alleged breaches of the Aurastem Technologies, LLC and
             Neauvia North America, Inc. agreements currently have any effect on the exclusivity of either agreement;
             provide the termination terms for the Neauvia North America, Inc. and Circa Skin
             Ltd. agreements;
             disclose the current payment obligations under the Circa Skin Ltd. agreement; and
             we note your disclosure on page 172 that the agreement between Suneva and
             Hangzhou St. Nova Trade Co. Ltd may be extended for successive two year terms but that the agreement is currently extended for a one year term. Please reconcile your disclosure or otherwise advise.

         To the extent that you have not done so, ensure that your disclosure throughout this section includes your financial obligations under each agreement as well as any non-
         compete provisions applicable to you.
Our Market Opportunity, page 174

28. Please revise your disclosure on page 175 to provide the sources and assumptions relied on for your estimates of the number of plastic surgeons and dermatologists globally, and dermatologists, plastic surgeons, and non-core practitioners in the United States.
29. Please revise your statement on page 175 to provide the basis for your belief that you have a leadership position in the market. Additionally, please place your disclosure concerning your market opportunity in appropriate context with reference to your current market share.
30. Please revise to provide the title of the FDA guidance for manufacturers of cell-based products and remove the statement that the FDA may begin to proactively issue regulatory guidance on approval pathways for manufacturers of regenerative medicines and therapies as such disclosure is speculative.
 Jagi Gill
Viveon Health Acquisition Corp.
August 12, 2022
Page 7
Sales and Marketing, page 176

31. Please revise here to disclose the countries in which you sell your products through distribution agreements.
Intellectual Property, page 177

32. Please revise here to identify the type of patent protection, whether the patent is owned or licensed and the product to which the patent relates to for each issued and pending patent.
         Consider providing tabular disclosure in addition to narrative disclosure. Ensure that you disclose the relevant foreign jurisdictions segregated by issued patents and pending patents. With regard to patents scheduled to expire in 2022, revise to discuss whether such expiry is expected to have a material impact on your business. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Suneva
Overview , page 201

33. We note your disclosure that Suneva commenced operations in 2009 when it acquired
         ArteFill (rebranded Bellafill) and related assets. You also state on page 36 that until 2019, your sole product was Bellafill. Revise to make clear in this section the extent to which you have developed any products and the extent to which you act as distributor of third-
         party products. Revise your discussion of research and development activities and expenses to explain in greater detail your activities in this area. We note your generic
         reference to    innovation and improvement    on page 177. You state
on page 169 that you
         intend to leverage relationships with clinics and research institutions to engage in clinical trials. Explain here and in your business section your experience in conducting clinical trials and describe any material product candidates in development. Make clear here and throughout your filing the extent to which you are or have been involved in the development and regulatory approval of the products you sell as distinct from the activities of third parties.
General

34. We note that Chardan Capital Markets was an underwriter for the initial public offering of
       Viveon and was engaged in connection with a possible business combination with Suneva, as referenced on page 92. We further note that Viveon engaged numerous firms to act as financial advisor. We note press reports that certain firms are ending their involvement in
       SPAC business combination transactions. Please tell us, with a view to disclosure,
       whether you have received notice from any of your or Suneva   s
financial advisor(s) about
FirstName LastNameJagi Gill
       it ceasing involvement in your transaction and how that may impact your deal or the
Comapany    NameViveon
       deferred           Health
                 underwriting    Acquisitionowed
                              compensation   Corp.to Chardan for the SPAC   s
initial public
Augustoffering.
        12, 2022 Page 7
FirstName LastName
 Jagi Gill
FirstName  LastNameJagi
Viveon Health  AcquisitionGill
                           Corp.
Comapany
August  12, NameViveon
            2022         Health Acquisition Corp.
August
Page 8 12, 2022 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Tahra Wright, Esq.